UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period Ended Febrary 28, 2003	File No. __0-49918__

First Point Minerals
(Name of Registrant)

Suite 906 – 1112 West Pender Street, Vancouver, B.C. V6E 2S1
(Address of principal executive offices)

1	.	Press Release dated February 06, 2003
2	.	Press Release dated February 10, 2003
3	.	Press Release dated February 25, 2003
4	.	Press Release dated February 27, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
FORM 20-F XXX FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ______ No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

First Point Minerals. (Registrant)

Dated: March 11, 2003	/s/ Peter Bradshaw, President and Director

Suite 906 – 1112 West Pender Street
Vancouver, BC Canada V6E 2S1
Tel: 604/681-8600
Fax: 604/681-8799
e-mail “firstpoint@firstpointminerals.com" TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	February 6, 2003

First Point Begins Exploration on Nicaraguan Gold Property.

Peter Bradshaw, President of First Point Minerals Corp. (TSXV: FPX) is pleased to announce that work has commenced on the Rio Luna Epithermal Gold Property in Nicaragua. This initial stage of work will involve hand trenching, including the cleaning of several old pits and adits, and mapping and sampling mainly on portions of the principal epithermal vein structure. This structure is 4.4 kilometers long, 2 to 10 meters wide and is paralleled by several subsidiary veins.

Minor previous rock sampling from outcrops and hand dug trenches has returned up to 18 grams/tonne gold and 15.5 grams/tonne silver over 2 meters and 4.3 grams/tonne gold over a true width of 3.2 meters, the latter in only a partially exposed quartz vein. Rio Luna is located between the El Limon Gold Deposit which has past production and reserves of 2.8 million ounces gold and the La Libertad Deposit with past production and reserves of 2.6 million ounces of gold. Both of these producing epithermal gold deposits are hosted in Tertiary volcanics of similar age to the Rio Luna Property. The Rio Luna Property has never been systematically explored and has never been drill tested. The current work will be a first step towards defining a drill program.

First Point can acquire a 100% interest in the Rio Luna Gold Property in Nicaragua through an option agreement with Inversiones de Terra Nova S.A. for a total of US$25,000 in cash and 75,000 First Point common shares within three years. The large, relatively unexplored, 126 square kilometer Rio Luna Gold Property is 10 kilometers north of the city of Boaco, Nicaragua. Excellent access via a 75 kilometer paved road from Managua to Boaco, and good gravel roads northeast from Boaco onto various parts of the property will provide rapid assessment of this large land package which will include silt sampling and prospecting.

First Point Minerals Corp. is a Canadian precious and base metal exploration and development company focused on the Americas. For more information please view: www.firstpointminerals.com or phone Peter M.D. Bradshaw, President and CEO, at 604-681-8600.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Bradshaw”

Peter Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.

Suite 906 – 1112 West Pender Street
Vancouver, BC Canada V6E 2S1
Tel: 604/681-8600
Fax: 604/681-8799
e-mail “firstpoint@firstpointminerals.com" TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	February 10, 2003

First Point Reports Initial Drill Results at Cacamuyá.

Dr. Peter Bradshaw, President of First Point Minerals Corp. (TSXV: FPX) is pleased to announce that drilling is in progress at the Cacamuyá gold-silver property in Honduras. Twelve short reverse circulation drill holes, totalling approximately 664 meters, have been completed in the D4/D5 area. A total of 2000 meters of drilling is planned in the current program.

The most significant result to date is in Hole RC22 which is located on the west margin of the D4/D5 area and returned 1.03 grams/tonne gold over 37.5 meters, the entire length of the hole; this includes 6.67grams/tonne gold over 3.0 meters. Numerous other reverse circulation holes have returned anomalous values above 0.5 grams/tonne over significant widths and indicate potential for centers of high-grade veins and stockwork zones and more focussed bonanza grades at depth. Previous diamond drill holes in the D4/D5 area intersected up to 19.1 grams/tonne gold over 4.0 meters in Hole D4. Drilling has also begun on the Cerro Chachagua Target, where previous diamond drilling intersected up to 104.7 grams/tonne gold (3.05 ounces/ton) and 743 grams/tonne silver (21.7 ounces/ton) over a 6.2 meter apparent true width in Hole D6. A total of 10 diamond drill holes have intersected this structure to date, which has been traced for about 800 meters, and is open at both ends. The Cerro Chachagua target is a classic bonanza epithermal vein similar to Meridian Gold's El Peñón Gold Mine in Chile. An estimated 500 to 1,000 meters of infill and step out drilling is planned for this target area.

Drilling is also planned for the Carmen-Esperanza veins, which were mined between 1910 and 1920, when mining stopped once the veins reached the water table and pumps were unavailable. Follow-up drilling is also planned at both the Filo Lapa and Hilo Libre Targets, where Reverse Circulation holes drilled prior to the wet season last year encountered previously reported significant gold grades.

First Point Minerals Corp. is a Canadian precious and base metal exploration company focused on the Americas. For more information, including an interactive Cacamuyá property map, please view: www.firstpointminerals.com or phone Peter M.D. Bradshaw, President and CEO, at 604-681-8600. The interactive map on the website shows the drill target areas, a summary of key drill and trench results to date, geology, rock alteration, geochemistry and topography on a series of layers that can be turned on and off. Past production and current reserves of gold and silver mines in Central America as well as related information are also on the website.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Bradshaw”

Peter Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.

Suite 906 – 1112 West Pender Street
Vancouver, BC Canada V6E 2S1
Tel: 604/681-8600
Fax: 604/681-8799
e-mail “firstpoint@firstpointminerals.com" TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	February 25, 2003

First Point Drilling Expands D4/D5 Area in Honduras.

Dr. Peter Bradshaw, President of First Point Minerals Corp. (TSVX: FPX) is pleased to announce ore grade intersections from the ongoing drill program on the D4/D5 target at the Cacamuyá gold property in Honduras. Drill hole RC25 has intersected 27m of 2.0 grams/tonne (g/t) gold including a 1.5m interval grading 26.8 g/t. A total of 14 reverse circulation drill (RC) holes, including one combination RC/ diamond hole, together totaling 812m, have been completed on the D4/D5 target. Highlights from this drilling also include a 1.5m interval grading 10.5 g/t gold in RC26. All results are tabulated below.

These results combined with past trenching and drilling in the D4/D5 area are beginning to define a 180m wide east-west trending corridor of gold mineralization in which up to 6 zones of quartz veining, plus related stockwork veining and disseminated mineralization, have been traced for up to 300m along strike.

Previously announced drilling and trench results within this corridor include the following:

D = diamond drill hole; Tr = machine trench 2 to 3m deep

Detailed structural and alteration mapping indicate that the current level of exposure in the D4/D5 area are characteristic of the upper portions of an epithermal vein. Given the robust character of the near surface expression of the mineralized system it is anticipated that mineralization could coalesce at depth into focused bonanza grade veins. Due to the capacity of the RC drill rig, drilling depth for the current program has been limited to an average of 58m down the hole or a vertical depth of 46m. Further testing of the D4/D5 target at depth is required with a larger diamond drill rig.

Drilling is continuing at the Cerro Chachagua and Carmen zones. Results will be reported when received over the coming weeks. This will complete the planned 2,000m drill program covering all targets. The next phase of drilling at Cacamuyá will be planned once all results from this current program have been received.

First Point Minerals Corp. is a Canadian precious and base metal exploration company focused on the Americas. For more information, including an interactive Cacamuyá property map, please view: www.firstpointminerals.com or phone Peter M.D. Bradshaw, President and CEO, at 604-681-8600. The interactive map on the website shows the drill target areas, a summary of key drill and trench results to date, geology, rock alteration, geochemistry and topography on a series of layers that can be turned on and off. Past production and current reserves of gold and silver mines in Central America as well as related information are also on the website.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Bradshaw”

Peter Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.

Suite 906 – 1112 West Pender Street
Vancouver, BC Canada V6E 2S1
Tel: 604/681-8600
Fax: 604/681-8799
e-mail “firstpoint@firstpointminerals.com" TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	February 27, 2003

First Point to Explore for Copper-Gold Deposits with BHP Billiton in Central America.

Dr. Peter Bradshaw, President of First Point Minerals Corp. (TSXV: FPX) is pleased to announce the closing of an exploration and property option agreement with BHP Billiton to explore for large porphyry copper-gold deposits in three Central American countries, Honduras, Nicaragua and El Salvador. Under the terms of the agreement both parties will contribute on a 50/50 basis to an exploration program totalling US$200,000; BHP Billiton’s share will consist of US$50,000 in cash and a private placement for US$50,000 in shares of First Point Minerals Corp. The private placement, to be completed within 90 days, will consist of 178,000 units at $0.42 per unit. Each unit will consist of one common share and one-half common share purchase warrant, each full warrant will entitle BHP Billiton to purchase one additional common share at an exercise price of $0.52 at any time prior to February 27, 2004 and $0.62 to the expiry of the warrant on February 27, 2005. This program will be managed by First Point and is anticipated to be completed within one year.

A 50/50 joint venture will be formed on each copper-gold property selected by BHP Billiton, who will then have the option of earning a further 10% in each joint venture by spending, within 3 years, a further US$1,000,000.

If agreed by both parties, any joint venture can enter a second exploration phase totalling US$2,000,000 will be split 60/40 BHP Billiton/First Point. Thereafter BHP Billiton can earn a further 10% interest by advancing the project to feasibility. First Point’s 30% interest would be carried through to completion of a feasibility study. If gold/silver only projects are generated by this work they can be retained 100% by First Point Minerals Corp. These are defined as projects in which gold plus silver is greater than 75% of the economic value of the deposit.

All First Point’s current properties are excluded from this agreement. These include the Cacamuyá gold-silver and Cedros zinc-silver properties in Honduras and the Rio Luna gold property in Nicaragua.

Separately, the Company today granted a stock option for 50,000 shares to a consultant. The option is exercisable at $0.53 per share and will expire on the earlier of February 28, 2005 or the date of termination of the consulting agreement with the grantee.

First Point Minerals Corp. is a Canadian precious and base metal exploration company focused on the Americas. For more information please view: www.firstpointminerals.com or phone Peter M.D. Bradshaw, President and CEO, at 604-681-8600.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Bradshaw”

Peter Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.